File No. 812-______

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________________x

In the matter of:
Van Eck Associates Corporation;
Van Eck Securities Corporation; and
Market Vectors ETF Trust
________________________________x

APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 6(C) AND 17(B) OF THE INVESTMENT COMPANY ACT OF 1940 (THE “ACT”) EXEMPTING APPLICANTS FROM SECTIONS 17(A)(1) AND 17(A)(2) OF THE ACT AND PURSUANT TO SECTION 12(D)(1)(J) OF THE ACT EXEMPTING APPLICANTS FROM SECTIONS 12(D)(1)(A) AND (B) OF THE ACT.

________________________________x

All communications and orders to:

Mr. Joseph J. McBrien	Mr. Stuart M. Strauss
Van Eck Associates Corporation	Dechert LLP
335 Madison Avenue	1095 Avenue of the Americas
New York, NY 10017	New York, NY 10036

Page 1 of 21 sequentially numbered pages (including exhibits)

As filed with the Securities and Exchange Commission on November 16, 2010.

I.	INTRODUCTION

          In this application (the “Application”), the undersigned applicants, Van Eck Associates Corporation (the “Adviser”), Van Eck Securities Corporation (the “Distributor”) and Market Vectors ETF Trust (the “Trust” and, collectively with the Adviser and the Distributor, “Applicants”)1 apply for and request an order (“Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Sections 6(c), 17(b) and 12(d)(1)(J) of the Act for exemptions from Sections 17(a)(1) and 17(a)(2) of the Act and Sections 12(d)(1)(A) and (B) of the Act.

          The Order, if granted, would permit investment companies that are exempt from registration under the Act pursuant to Section 3(c)(1) or 3(c)(7) of the Act (“Private Funds”) to acquire shares of the Trust beyond the limits of Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

          Applicants believe that this requested relief is appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

          No form having been specifically prescribed for this Application, Applicants proceed under Rule 0-2 under the Act.

II.	BACKGROUND

          The Trust – The Trust is a statutory trust organized under the laws of the State of Delaware and is registered with the Commission as a series open-end management investment company. The Trust currently consists of 29 Funds (as defined below), each of which issues shares in large blocks (“Creation Units”). The Trust is overseen by a board of trustees.

          The Adviser – Van Eck Associates Corporation is the investment adviser to the Trust. The Adviser is a corporation organized under the laws of the State of Delaware, with its principal office located in New York, New York. It is registered as an “investment adviser” under Section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser may retain sub-advisers

[1]           All existing entities that intend to rely on the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the existing terms of this Application.

(“Sub-Advisers”) for managing the assets of one or more of the Funds for which it is the investment adviser. Any Sub-Adviser to a Fund will be registered under the Advisers Act.

          The Distributor – Van Eck Securities Corporation, a broker-dealer registered under the Securities Exchange Act of 1934, as amended (the “1934 Act”), and a member of the Financial Industry Regulatory Authority, serves as the principal underwriter for the Trust. The Distributor distributes or will distribute shares of each Fund on an agency basis. The Distributor is a wholly-owned subsidiary of the Adviser.

          For purposes of this Application, references to “Funds” include any series of the Trust (the “Current Funds”) or any existing or future open-end investment company registered under the Act that are advised by the Adviser or an entity controlling, controlled by or under common control with the Adviser, which operate pursuant to the terms and conditions stated in this Application (“Future Funds,” and together with the Current Funds, the “Funds”).

III.	REQUEST FOR EXEMPTIVE RELIEF

          Applicants have previously obtained exemptive relief which permits registered investment companies to acquire shares of the Trust beyond the limits of Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.2 That relief, however, does not extend to Private Funds.

          While Sections 3(c)(1) and 3(c)(7) of the Act except Private Funds from the definition of investment company for most purposes under the Act (including Sections 12(d)(1)(A)(ii) and (iii) and 12(d)(1)(B)(ii) of the Act), Private Funds are deemed to be investment companies for purposes of the limitations set forth in 12(d)(1)(A)(i) and 12(d)(1)(B)(i) of the Act. Section 12(d)(1)(A)(i) of the Act prohibits an investment company from acquiring securities of a registered investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company.

[2]           In the Matter of Van Eck Associates Corporation, Market Vectors ETF Trust and Van Eck Securities Corporation, IC. Rel. No. 28365 (Aug. 25, 2008) (order) and IC. Rel. No. 28349 (July 31, 2008) (notice); In the Matter of Van Eck Associates Corporation, Market Vectors ETF Trust and Van Eck Securities Corporation, IC. Rel. No. 28021 (Oct. 24, 2007) (order) and IC. Rel. No. 28007 (September 28, 2007) (notice); In the Matter of Van Eck Associates Corporation, Market Vectors ETF Trust and Van Eck Securities Corporation, IC. Rel. No. 27742 (Feb. 27, 2007) (order) and IC. Rel. No. 27694 (January 31, 2007) (notice); In the Matter of Van Eck Associates Corporation, Market Vectors ETF Trust and Van Eck Securities Corporation, IC. Rel. No. 27311 (May 2, 2006) (order) and IC. Rel. No. 27283 (April 7, 2006) (notice).

Section 12(d)(1)(B)(i) of the Act prohibits a registered open-end investment company, its principal underwriter and any other broker-dealer from knowingly selling the investment company’s shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock.

          Applicants request an exemption to permit Private Funds to acquire Shares of the Funds in excess of the limits in Section 12(d)(1)(A)(i) of the Act (each a “Private Fund of Funds”) and to permit the Funds and their principal underwriters and Brokers to sell Shares of the Funds to Private Funds of Funds in excess of the limits in Section 12(d)(1)(B)(i) of the Act. Each Private Fund of Funds will be advised by an investment adviser within the meaning of Section 2(a)(20)(A) of the Act (“Private Fund of Funds Adviser”) and may be sub-advised by investment adviser(s) within the meaning of Section 2(a)(20)(B) of the Act (“Private Fund of Funds Sub-Adviser”). For this purpose, Private Fund of Funds Adviser is deemed to include any general partner of a Private Fund of Funds who is acting in the capacity of an investment adviser to the Private Fund of Funds. Any Private Fund of Funds Adviser will be registered under the Investment Advisers Act as an investment adviser.

          Applicants are requesting an Order under Section 12(d)(1)(J) of the Act exempting certain transactions involving the Funds from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act, and under Sections 6(c) and 17(b) of the Act exempting certain transactions involving the Funds from Section 17(a) of the Act. The requested exemption would permit a Private Fund of Funds to acquire Shares of each of the Funds beyond the limits in Section 12(d)(1)(A)(i). Applicants are also requesting relief from Sections 17(a)(1) and 17(a)(2) to permit each Fund to sell its Shares to, and redeem its Shares from, a Private Fund of Funds when the Fund is an affiliated person of the Private Fund of Funds.

IV.	ARGUMENTS IN SUPPORT OF REQUESTED RELIEF

	A.	Exemption Under Section 12(d)(1)(J) of the Act

          The National Securities Markets Improvement Act of 1996 (“NSMIA”)3 added Section 12(d)(1)(J) to the Act. Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. The legislative history of NSMIA directs the Commission to consider, among other things, when granting relief under Section 12(d)(1)(J), “the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of the Act’s restrictions against investment companies investing in other investment companies are not repeated.”4 Applicants submit that the proposed conditions to the 12(d)(l) relief requested in this Application, including the requirement that each Private Fund of Funds enter into a FOF Participation Agreement (defined below) with the relevant Fund, adequately address the concerns underlying the applicable limits in Section 12(d)(1)(A), and that the requested exemption is consistent with the public interest and the protection of investors. Applicants also submit that the proposed transactions are consistent with congressional intent that the Commission grant exemptions under Section 12(d)(1)(J) in a “progressive way” as the concept of investment companies investing in other investment companies evolves over time.5

          Congress enacted Section 12(d)(1) (then Section 12(c)(1)) in 1940 to prevent one investment company from buying control of another investment company.6 In enacting Section 12(d)(1), Congress sought to ensure that the acquiring investment company had no “effective voice” in the other investment company.7 As originally proposed, Section 12(d)(1) would have prohibited any investment by an

[3]	H.R. Rep. No. 622, 104th Cong., 2nd Sess., at 43-44 (1996) (“HR 622”).

[4]	HR 622, Ibid.

[5]	Id. at 43-44.

[6]	House Hearings, 76th Cong., 3d Sess., at 113 (1940).

[7]	Hearings on S. 3580 Before the Subcomm. of the Comm. on Banking and Currency, 76th Cong., 3d Sess., at 1114 (1940).

investment company in another investment company. Congress relaxed the prohibition in the Section’s final version, presumably because there was some concern that an investment company should not be prohibited from taking advantage of a good investment just because the investment was in another investment company:

[Y]ou may get situations where one investment company may think that the securities of another investment company are a good buy and it was not thought advisable to freeze that type of purchase. . .[8]

                    Congress tightened Section 12(d)(1)’s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies).9 These new abuses included: (i) the threat of large scale redemptions of the acquired fund’s shares; (ii) layering of fees and expenses (such as sales loads, advisory fees and administrative costs); and (iii) unnecessary complexity. The Commission identified these abuses in its 1966 report to Congress, titled Public Policy Implications of Investment Company Growth (“PPI Report”).10

          Applicants propose a number of conditions designed to address these concerns. These conditions are, except as noted below, substantially identical to the conditions set forth in previous orders granting relief to registered investment companies from Section 12(d)(1)(A) and 12(d)(1)(B) limitations. Certain of Applicants’ proposed conditions address the concerns about large-scale redemptions identified in the PPI Report, particularly those regarding the potential for undue influence. Applicants will take steps to ensure that Private Funds of Funds comply with any terms and conditions of the requested relief by requesting that a Private Fund of Funds enter into a written agreement (“FOF Participation Agreement”) as a condition precedent to investing in a Fund beyond the limits imposed by Section 12(d)(1)(A). The FOF Participation Agreement will require the Private Fund of Funds to adhere to the terms and conditions

[8] House Hearings, 76th Cong., 3d Sess., at 112 (1940) (testimony of David Schenker).

[9] H.R. Rep. No. 91-1382, 91st Cong., 2d Sess., at 11 (1970).

[10] Report of the Securities and Exchange Comm. on the Public Policy Implications of Investment Company Growth, H.R Rep. No. 2337, 89th Cong., 2d Sess., 311-324 (1966).

of the Order. Condition 1 limits the ability of a Private Fund of Funds’ Advisory Group or a Private Fund of Funds’ Sub-Advisory Group (individually, or in the aggregate) (each defined below) to control a Fund within the meaning of Section 2(a)(9) of the Act. For purposes of this Application, a “Private Fund of Funds’ Advisory Group” is defined as the Private Fund of Funds Adviser, any person controlling, controlled by, or under common control with such Private Fund of Funds Adviser and any investment company or issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act that is advised or sponsored by the Private Fund of Funds Adviser or any person controlling, controlled by, or under common control with such Private Fund of Funds Adviser. For purposes of this Application, a “Private Fund of Funds’ Sub-Advisory Group” is defined as any Private Fund of Funds Sub-Adviser, any person controlling, controlled by, or under common control with such Private Fund of Funds Sub-Adviser, and any investment company or issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Private Fund of Funds Sub-Adviser or any person controlling, controlled by or under common control with such Private Fund of Funds Sub-Adviser. The condition does not apply to the Private Fund of Funds Sub-Advisory Group with respect to a Fund for which the Private Fund of Funds Sub-Adviser or a person controlling, controlled by, or under common control with the Private Fund of Funds Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act.

          Condition 2 prohibits Private Funds of Funds and Private Fund of Funds Affiliates from causing an investment by a Private Fund of Funds in a Fund to influence the terms of services or transactions between a Private Fund of Funds or a Private Fund of Funds Affiliate and the Fund or Fund Affiliate. “Fund Affiliate” is defined as an investment adviser, promoter, or principal underwriter of a Fund and any person controlling, controlled by or under common control with any of these entities. “Private Fund of Funds Affiliate” is defined as the Private Fund of Funds Adviser, Private Fund of Funds Sub-Adviser, sponsor, promoter and principal underwriter of a Private Fund of Funds, and any person controlling, controlled by or under common control with any of these entities.

          Conditions 3, 5, 6 and 7 are specifically designed to address the potential for a Private Fund of Funds and certain affiliates of a Private Fund of Funds (including Underwriting Affiliates) to exercise undue influence over a Fund and certain of its affiliates. For purposes of this Application, an “Underwriting Affiliate” is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Private Fund of Funds Adviser, Private Fund of Funds Sub-Adviser, employee or sponsor of the Private Fund of Funds, or a person of which any such officer, director, member of an advisory board, Private Fund of Funds Adviser or Private Fund of Funds Sub-Adviser, employee or sponsor is an affiliated person. An Underwriting Affiliate does not include any person whose relationship to a Fund is covered by Section 10(f) of the Act. Also, an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an “Affiliated Underwriting.”

          Condition 8 is intended to ensure that the Trust’s Board and Adviser, as well as the Private Fund of Funds’ Adviser, as applicable, understand the terms and conditions of the exemptive order and agree to fulfill their responsibilities under the Order. A representation to this effect is required to be included in the FOF Participation Agreement, which must be in effect between the Fund and a Private Fund of Funds before an investment is made in excess of Section 12(d)(1)(A).

          A Fund may choose to reject any direct purchase of Creation Units by a Private Fund of Funds. To the extent a Private Fund of Funds purchases Shares in the secondary market, a Fund would still retain its ability to reject purchases of Shares made in reliance on the Order by declining to enter into the FOF Participation Agreement prior to any investment by a Private Fund of Funds in excess of the limits of Section 12(d)(1)(A). A Fund would also retain its right to reject any initial investment by a Private Fund of Funds in excess of the limits in Section 12(d)(1)(A) of the Act by declining to execute a FOF Participation Agreement with a Private Fund of Funds.

          Condition 4 of the requested Order is designed to prevent unnecessary duplication or layering of sales charges and other costs. Under Condition 4, a Private Fund of Funds Adviser will waive fees otherwise payable to it by the Private Fund of Funds in an amount at least equal to any compensation

(including fees received pursuant to any plan adopted by a Fund pursuant to Rule 12b-1 under the Act) received from a Fund by the Private Fund of Funds Adviser or an affiliated person of the Private Fund of Funds Adviser, other than any advisory fees paid to the Private Fund of Funds Adviser or its affiliated person by a Fund, in connection with the investment by the Private Fund of Funds in the Fund. Condition 4 also provides that any Private Fund of Funds Sub-Adviser will waive fees otherwise payable to the Private Fund of Funds Sub-Adviser, directly or indirectly, by the Private Fund of Funds in an amount at least equal to any compensation received by the Private Fund of Funds Sub-Adviser, or an affiliated person of the Private Fund of Funds Sub-Adviser, other than any advisory fees paid to the Private Fund of Funds Sub-Adviser or its affiliated person by the Fund, in connection with any investment by the Private Fund of Funds in the Fund made at the direction of the Private Fund of Funds Sub-Adviser. In the event that the Private Fund of Funds Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Private Fund of Funds.

          The FOF Participation Agreement also will include an acknowledgement from the Private Fund of Funds that it may rely on the Order only to invest in the Funds and not in any other registered investment company. No Fund will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes. Thus, in keeping with the PPI Report’s concern with overly complex structures, Applicants submit that the requested Section 12(d)(1) relief will not create or give rise to circumstances enabling a Private Fund of Funds to invest in excess of the limits of Section 12(d)(1)(A) in a Fund which is in turn able to invest in another investment company or Section 3(c)(1) or 3(c)(7) issuer in excess of such limits. In addition to avoiding excess complexity, Applicants believe that the condition requiring that Funds will not, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes, invest in any other investment company or 3(c)(1) or 3(c)(7) issuer in excess of the limits of Section 12(d)(1)(A) mitigates the concerns about layering of fees.

B.	Sections 17(a), 17(b) and 6(c) of the Act

          Applicants seek relief from Section 17(a) of the Act for any transaction in Creation Units directly between a Fund and any Private Fund of Funds when the Fund is an affiliated person of the Private Fund of Funds before the transaction and for any in-kind transactions that would accompany such Creation Unit transactions.11 Although Applicants believe that most Private Fund of Funds will purchase Shares in the secondary market and will not purchase Creation Units directly from a Fund, a Private Fund of Funds might seek to transact in Creation Units directly with a Fund that is an affiliated person of a Private Fund of Funds.

          Section 17(a) of the Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated person of the company. Section 2(a)(3) of the Act defines an “affiliated person” of another person to include any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote by the other person and any person directly or indirectly controlling, controlled by, or under common control with, such other person. A Private Fund of Funds relying on the Order could own 5% or more of the outstanding voting securities of a Fund and in such cases the Fund would become an affiliated person of the Private Fund of Funds. In light of this and other possible affiliations, Section 17(a) could prevent a Fund from selling Shares to and redeeming Shares from a Private Fund of Funds.

          Section 17(b) of the Act authorizes the Commission to grant the Order permitting a transaction otherwise prohibited by Section 17(a) if it finds that: (i) the terms of the proposed transaction are fair and reasonable and do not involve overreaching on the part of any person concerned; (ii) the proposed

[11]

Applicants acknowledge that the receipt of compensation by (a) an affiliated person of a Private Fund of Funds, or an affiliated person of such person, for the purchase by the Private Fund of Funds of Shares of a Fund or (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of its Shares to a Private Fund of Funds, may be prohibited by Section 17(e)(1) of the Act. The FOF Participation Agreement also will include this acknowledgment.

transaction is consistent with the policies of each registered investment company involved; and (iii) the proposed transaction is consistent with the general purposes of the Act. The Commission has interpreted its authority under Section 17(b) as extending only to a single transaction and not a series of transactions.

          Section 6(c) of the Act permits the Commission to exempt any person or transaction from any provision of the Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Because a Fund may engage in multiple transactions with a Private Fund of Funds, Applicants are seeking relief from any transaction in Creation Units between a Fund and a Private Fund of Funds that owns 5% or more of a Fund before the transaction. As mentioned above, Applicants believe that most Private Fund of Funds will purchase Shares in the secondary market and will not purchase Creation Units directly from a Fund.

          Section 17(a) is intended to prohibit affiliated persons in a position of influence or control over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an investment company at less than its fair value, or selling or purchasing property on terms that involve overreaching by that person. For the reasons articulated in the legal analysis of Section 12(d)(1) above, Applicants submit that, with regard to Section 17(a), the proposed transactions are appropriate in the public interest, consistent with the protection of investors and do not involve overreaching.

          Applicants anticipate that there may be Private Funds of Funds that are not part of the same group of investment companies as the Funds, but may be subadvised by the Adviser or an entity controlling, controlled by or under common control with the Adviser. Applicants are not seeking relief from Section 17(a) for, and the requested relief will not apply to, transactions where a Fund could be deemed an affiliated person, or an affiliated person of an affiliated person of a Private Fund of Funds because the Adviser or an entity controlling, controlled by or under common control with the Adviser provides investment advisory services to that Private Fund of Funds.

          Applicants believe that an exemption is appropriate under Sections 17(b) and 6(c) because the proposed arrangement meets the standards in those Sections.

          First, the terms of the proposed arrangement are fair and reasonable and do not involve overreaching. Any consideration paid for the purchase or redemption of Shares directly from a Fund will be based on the net asset value of the Fund in accordance with policies and procedures set forth in the Fund’s registration statement.

          Second, the proposed transactions directly between Funds and Private Fund of Funds will be consistent with the policies of each Private Fund of Funds. The purchase of Creation Units by a Private Fund of Funds will be accomplished in accordance with the investment restrictions of the Private Fund of Funds and will be consistent with the investment policies set forth in the Private Fund of Funds’ offering document. The FOF Participation Agreement will require any Private Fund of Funds that purchases Creation Units directly from a Fund to represent that the purchase of Creation Units from a Fund by a Private Fund of Funds will be accomplished in compliance with the investment restrictions of the Private Fund of Funds and will be consistent with the investment policies set forth in the Private Fund of Funds’ offering document. The proposed transactions also will be consistent with the policies of each Fund.

          Third, Applicants believe that the proposed transactions are consistent with the general purposes of the Act. Applicants also believe that the requested exemptions are appropriate in the public interest. Shares offer Private Funds of Funds a flexible investment tool that can be used for a variety of purposes. Applicants also submit that the exemption is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

V.	COMPARISON WITH PRECEDENT

          The conditions to which the Order will be subject are identical to the conditions set forth in previous exemptive orders permitting registered investment companies to invest in shares of an exchange-traded fund (“ETF”) in excess of Section 12(d)(1)(A) and 12(d)(1)(B) limits (“Prior 12(d)(1) Orders”), except in the following respects:

          1.          The conditions have been modified to reflect the fact that Private Funds do not have an independent board. In particular, the following conditions of Prior 12(d)(1) Orders have been omitted:

                    a)          The board of directors or trustees of an Investing Management Company, including a majority of the disinterested directors or trustees, will adopt procedures reasonably designed to ensure that the Fund of Funds Adviser and Fund of Funds Sub-Adviser are conducting the investment program of the Investing Management Company without taking into account any consideration received by the Investing Management Company or a Fund of Funds Affiliate from a Fund or Fund Affiliate in connection with any services or transactions.
                    b)          Before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of each Investing Management Company including a majority of the disinterested directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund in which the Investing Management Company may invest. These findings and their basis will be fully recorded in the minute books of the appropriate Investing Management Company.

          The conditions of Prior 12(d)(1) Orders which have been omitted from this Application relate to concerns respecting layering of fees. Applicants submit that layering of fees is much less of a concern in the context of Private Funds than in the case of registered investment companies. First, only sophisticated investors are generally able to invest directly in Private Funds. These investors are able to evaluate the risks and costs associated with investment in Private Funds and are able to judge for themselves whether the fees of a Private Fund that invests in an ETF are appropriate. Second, there is no indication that the Act was intended to regulate the fees and costs of Private Funds. Applicants note in this regard that Private Funds are not subject to limitations under Section 12(d) with respect to their investment in Private Funds. Presumably if Congress was concerned about layering of fees in the Private Fund context, Section 12(d)(1) would apply to Private Fund of Funds investments in other Private Funds.

          Furthermore, to the extent that layering of fees in the Private Fund context is of regulatory concern, as discussed previously, Condition 4 would require a Private Fund of Funds Adviser or Sub-Adviser to waive fees in an amount at least equal to the compensation received by the Private Fund of Funds Adviser or Sub-Adviser in connection with a Private Fund of Funds investment in a Fund. This condition would effectively eliminate the economic incentive for a Private Fund of Funds Adviser or Sub-Adviser to invest in a Fund for the purpose of increasing fees received by such Adviser or Sub-Adviser.

          2.          The limitations respecting sales charges and/or service fees with respect to shares of a Private Fund of Funds have been omitted because NASD Conduct Rule 2830 does not apply to Private Funds.

          Applicants note that the Order, by its terms, would be limited to Private Fund of Funds advised by a Private Fund of Funds Adviser who is registered under the Investment Advisers Act. This condition is designed to ensure that the Commission has the ability to monitor and enforce compliance by a Private Fund of Funds with the terms of an FOF Participation Agreement to the same extent as would be the case if the Private Fund of Funds was registered under the Investment Company Act.

VI.      EXPRESS CONDITIONS TO THIS APPLICATION

          Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

1.

The members of a Private Fund of Funds’ Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the Act. The members of a Private Fund of Funds’ Sub-Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of a Fund, the Private Fund of Funds’ Advisory Group or the Private Fund of Funds’ Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of a Fund, it will vote its Shares of the Fund in the same proportion as the vote of all other holders of the Fund’s Shares. This condition does not apply to the Private Fund of Funds’ Sub-Advisory Group with respect to a Fund for which the Private Fund of Funds’ Sub-Adviser or a person controlling, controlled by or under common control with the Private Fund of Funds’ Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act.

2.

No Private Fund of Funds or Private Fund of Funds Affiliate will cause any existing or potential investment by the Private Fund of Funds in a Fund to influence the terms of any services or transactions between the Private Fund of Funds or Private Fund of Funds Affiliate and the Fund or a Fund Affiliate.

3.

Once an investment by a Private Fund of Funds in the securities of a Fund exceeds the limits in Section 12(d)(1)(A)(i) of the Act, the Board, including a majority of the non-interested Board members, will determine that any consideration paid by the Fund to the Private Fund of Funds or a Private Fund of Funds Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (ii) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

4.

The Private Fund of Funds Adviser will waive fees otherwise payable to it by the Private Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund pursuant to Rule 12b-l under the Act) received from a Fund by the Private Fund of Funds Adviser or an affiliated person of the Private Fund of Funds Adviser other than any advisory fees paid to the Private Fund of Funds Adviser or its affiliated person by the Fund, in connection with the investment by the Private Fund of Funds in the Fund. Any Private Fund of Funds Sub-Adviser will waive fees otherwise payable to the Private Fund of Funds Sub-Adviser, directly or indirectly, by the Private Fund of Funds in an amount at least equal to any compensation received from a Fund by the Private Fund of Funds Sub-Adviser, or an affiliated person of the

Private Fund of Funds Sub-Adviser, other than any advisory fees paid to the Private Fund of Funds Sub-Adviser or its affiliated person by the Fund, in connection with the investment by the Private Fund of Funds in the Fund made at the direction of the Private Fund of Funds Sub-Adviser. In the event that the Private Fund of Funds Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Private Fund of Funds.

5.

No Private Fund of Funds or Private Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in any Affiliated Underwriting.

6.

The Board, including a majority of the non-interested Board members, will adopt procedures reasonably designed to monitor any purchases of securities by a Fund in an Affiliated Underwriting, once an investment by a Private Fund of Funds in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Private Fund of Funds in the Fund. The Board will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders of the Fund.

7.

Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by a Private Fund of Funds in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the Board’s determinations were made.

8.

Before investing in a Fund in excess of the limit in Section 12(d)(1)(A)(i), a Private Fund of Funds and the Trust will execute a FOF Participation Agreement stating without limitation that the boards of directors or trustees of the Trust and the respective investment advisers, as applicable, understand the terms and conditions of the order, and agree to fulfill their responsibilities under the Order. At the time of its investment in Shares of a Fund in excess of the limit in Section 12(d)(1)(A)(i), a Private Fund of Funds will notify the Fund of the investment. At such time, the Private Fund of Funds will also transmit to the Fund a list of the names of each Private Fund of Funds Affiliate and Underwriting Affiliate. The Private Fund of Funds will notify the Fund of any changes to the list of the names as soon as reasonably practicable after a change occurs. The Fund and the Private Fund of Funds will maintain and preserve a copy of the Order, the FOF Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

9.

No Fund will acquire securities of an investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act except to the extent permitted by exemptive relief from the Commission permitting a Fund to purchase shares of a money market fund for short-term cash management purposes.

VII.    REQUEST FOR ORDER

          Applicants respectfully request that the Commission grant the requested exemption from the provisions of Sections 12(d)(1)(A) and 12(d)(1)(B) and Sections 17(a)(1) and 17(a)(2) of the Act.

VIII.   AUTHORIZATION AND SIGNATURES

          In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of Applicants.

          Joseph J. McBrien is authorized to sign and file this document on behalf of the Adviser pursuant to the general authority vested in him as a Senior Vice President; the Distributor pursuant to the general authority vested in him as a Senior Vice President; and the Trust pursuant to the general authority vested in him as a Senior Vice President and Secretary.

VAN ECK ASSOCIATES CORPORATION		VAN ECK SECURITIES CORPORATION

By:	/s/ Joseph J. McBrien	By:	/s/ Joseph J. McBrien

	Name: Joseph J. McBrien		Name: Joseph J. McBrien
	Title: Senior Vice President		Title: Senior Vice President

MARKET VECTORS ETF TRUST

By:	/s/ Joseph J. McBrien

Name: Joseph J. McBrien
Title: Senior Vice President and Secretary

Dated as of: November 16, 2010

Verification of Application

          The undersigned states that he has duly executed the attached Application for an order, dated November 16, 2010 for and on behalf of Van Eck Associates Corporation, Van Eck Securities Corporation and Market Vectors ETF Trust; that he is the Senior Vice President of each such company; and that all actions taken by shareholders, directors, trustees and the other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Joseph J. McBrien

Name: Joseph J. McBrien
Date: November 16, 2010